SUB-ITEM 77M: Mergers

MERGERS EFFECTIVE April 25, 2016
	Acquired Fund	Acquiring Fund (Survivor)	Board Approval Received	Shareholder Approval Received	Additional Details in the Plan of Reorganizations included in this filing and also in each definitive proxy/information statement filed with the SEC:
1	JNL/Capital Guardian Global Diversified Research Fund	JNL/Oppenheimer Global Growth Fund	Yes	Yes	Accession No.: 0000933691-16-000502 (1/29/2016)
2	JNL/Eastspring Investments Asia Ex-Japan Fund	JNL/Eastspring Investments China-India Fund	Yes	Yes	Accession No.: 0000933691-16-000498 (1/29/2016)
3	JNL/Invesco Large Cap Growth Fund	JNL/BlackRock Large Cap Select Growth Fund	Yes	Yes	Accession No.: 0000933691-16-000503 (1/29/2016)
4	JNL/PPM America Total Return Fund, a series of the JNL Investors Series Trust	JNL/PPM America Total Return Fund, a series of the JNL Series Trust	Yes	No, pursuant to exemptive relief (Investment Company Act Release No. 25997)	Accession No.: 0000933691-16-000546 (4/22/2016)